UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2025

Worthy Wealth, Inc.

(Exact name of issuer as specified in its charter)

Georgia	93-2330985
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11175 Cicero Drive, Suite 100 Suite 100 Alpharetta, GA	30022
(Full mailing address of principal executive offices)	(Zip Code)

(678) 646-6791

(Issuer’s telephone number, including area code)

Worthy Wealth Common Shares

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Wealth, Inc. (the “Company”, “WWI”) was formed as a Georgia corporation on July 11, 2023, and has authorized 10,000,000 shares of its par value common stock, with a par value of $0.0001 (the “Common Shares”). To date, our activities have involved the organization of our Company and its wholly owned subsidiaries, Worthy Wealth Realty, Inc. (“WWR”), Worthy Wealth Senior Living, Inc. (“WWSL”), and Worthy Wealth Media, Inc. (“WWMedia”); the sale of bonds by WWR; the sale of preferred stock by WWSL; and the negotiation of a stock purchase agreement (the “SPA”) pursuant to which the Company could acquire, from Worthy Financial, Inc., all of the issued and outstanding equity of Worthy Property Bonds, Inc., a Florida corporation (“WPB”) and Worthy Property Bonds 2, Inc., a Florida corporation (“WPB2”), which we refer to together as the “WPB Companies”, as well as their two wholly-owned subsidiaries, Worthy Lending V, LLC, a Delaware limited liability company and a subsidiary of WPB (“Worthy Lending V”) and Worthy Lending VI, LLC, a Delaware limited liability company and a subsidiary of WPB2 (“Worthy Lending VI”), which we refer to together as the “Worthy Lending Entities” (the “Acquisition”). The WPB Companies and the Worthy Lending Entities are collectively referred to herein as the “Target Companies”. On February 4, 2026, WWI terminated the SPA, dated December 11, 2023 (as amended). The termination was in compliance with the terms of the SPA and was approved unanimously by the Company’s board of directors.

Our real estate lending business will be primarily conducted through our operating subsidiaries. Under our subsidiaries’ business models, we intend to generate revenue in multiple ways, through:

●	interest generated from each loan that we make;
●	distributions from real estate investments; and
●	fees from ancillary services that we may introduce to our Worthy members.

The Company, through WWR, WWSL, WWM, and anticipated additional subsidiaries will be engaged primarily in the business of real estate finance and intend to offer securities for the purchase, renovations, and resale of senior living facilities, bonds for infrastructure development for national real estate home builders and bonds for secured motion picture production. The Company also intends to organize additional wholly owned subsidiary issuers of SEC qualified debt and equity securities.

Our business model, which will be implemented through WWR, WWSL, WWM, and anticipated additional subsidiaries will be centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate through our subsidiaries. More specifically, the types of investments the Company intends to make through its subsidiaries include 1-3 year first mortgages for smaller developers, a combination of first mortgages and equity interest in real estate for larger developers, and investments in infrastructure development projects for major U.S. homebuilders. This anticipated business model would include loans and investments from $500,000 to $5,000,000 secured by or including ownership interest in, properties with loan or investment to value ratios (supported by third-party appraisals) of approximately 67% and generating yields of between 11% and 17%.

We anticipate that for our real estate financing activities (i) at least 55% of the assets to be held by WWR, WWSL, WWMedia, and anticipated additional subsidiaries will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) at least an additional 25% of the assets to be held by WWR, and anticipated additional subsidiaries will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of the total assets to be held by the Company, through WWR, WWSL, WWMedia, and anticipated additional subsidiaries shall consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act. Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates. The proceeds from the WWR, WWSL, WWMedia, and anticipated additional subsidiaries recently organized by the Company, and sale of Worthy Bonds will provide the capital for these activities.

1

Organizational Structure

The following reflects the current organization structure of WWI:

Marketing and Strategy

The Company will promote its platform and mobile app through its own monthly newsletter (“Noteworthy”) where financial tips and articles are shared as well as highlights of Worthy employees and technology features. The Worthy App is also promoted via the Apple and Android app stores. We also intend to build product awareness through our representatives speaking at national events such as financial and technology conferences. Marketing of subsidiary Companies will be conducted primarily by the management of the Company with professional and business advisers to growing companies.

Our strategy is to complete Regulation A Offerings for the Company and Worthy Wealth Media, Inc., and commence investment activities for Worthy Wealth Realty, Inc., and Worthy Wealth Senior Living, Inc.; to organize and fund (via Reg A offerings) a “portfolio” of additional wholly owned subsidiaries to offer a variety of debt and equity real estate oriented securities; to introduce new educational products and crowdfunding events to our users; and to expand our network of online information, social networking, and institutional (colleges and universities, charities, trade organizations, and employer) sources of introductions and referrals to our targeted users.

Subject to the successful completion of the Worthy Wealth Reg-A Offering, one of our primary goals at Worthy for 2025 and beyond is to find additional ways to grow and bring value to our Worthy community members. We will do this through building out a community section on the Worthy Website and the Worthy App where we will offer financial educational resources, more opportunities for our members to be highlighted, as well as offer additional products and services of interest to them. This will also provide us with an additional revenue stream as we can earn marketing fees as part of these product offerings.

Ultimately, our objective is to bring our members attractive deals on products and services that will complement their lifestyle, save as well as earn them money, and help them achieve their personal and financial goals.

2

Executive Offices

Our office is located at 11175 Cicero Dr., Suite 100 Alpharetta, GA 30022. Worthy Management also provides office space to us under the terms of the Management Services Agreement described above. As described therein, we reimburse Worthy Management for our portion of the total office expenses associated with this office space.

Competitors and Industry

Industry

The survival and growth of small businesses depends on access to credit. Banks are the most common source of external credit for small businesses but given the current consolidation trend in U.S. banking, and the continued decline in the number of small banks, there have been significant negative effects on the availability of capital for U.S. companies. Fortunately, over the past decade, additional options for small businesses have emerged with the growth of new technology-enabled lenders. These fintech companies identified the gaps in the small business lending market.

According to a survey by the Small Business Administration, small business non-equity financing of all types amounted to over a trillion dollars. The Company’s lending subsidiaries are a part of this growing market.

Competitors

We compete with other companies that lend to real estate developers. These companies include traditional banks, a number of specialized financial providers, and newer, technology-enabled lenders. In addition, other technology companies that lend primarily to individuals have already begun to pursue expanding their services to business lending.

Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.

When new competitors look to enter our market, or when existing industry participants look to increase their market share, they sometimes reduce the pricing and credit terms common in that market, which could adversely affect our business. Our pricing and credit terms could decline if we make an effort to meet these competitive challenges. Further, to the extent that the fees we pay to our partners and borrower referral sources are not competitive with those paid by others, these partners and sources may move their business elsewhere, resulting in us originating less loans. The consequence of these competitive pressures could also cause us to reduce the interest rates we charge to our customers. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

Competitive Strengths

We believe we will benefit from the following competitive strengths:

Technology. The Worthy App and websites (the “Worthy FinTech Platform”) are targeted primarily to the millennials who are part of the fastest growing segment of our population. We believe that they have a basic distrust of traditional banking institutions yet they have a need to accumulate assets for retirement or otherwise. The Worthy FinTech Platform provides for a savings and investing alternative for the millennials.

We will focus on an underserved banking sector. Due to higher costs, we believe that banks cannot profitably serve the small developer mortgage industry. We believe that this area is one of our competitive strengths because we believe that there are not many lenders who are servicing these borrowers which leaves more room for the Company to pursue opportunities in this sector. Additionally, we believe that this area is one of our competitive strengths because many other lenders are not interested in loans to small developers who seek to finance their real estate to provide funds for short-term development of their properties. However, despite our intentions, we may never be profitable in this sector.

3

No Public Market

No public market has developed nor is expected to develop for the Common Shares and we do not intend to list the Common Shares on a national securities exchange, Alternative Trading System, or interdealer quotational system.

Employees

We do not have any full-time employees. We are dependent upon the services provided under the Management Services Agreement with Worthy Wealth Management for our operations.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

Governmental Regulation

The regulatory framework for nonbank online lending platforms is evolving and uncertain. We are affected by laws and regulations, and judicial interpretations of those laws and regulations, that apply to businesses in general, as well as to commercial lending. This includes a range of laws, regulations and standards that address information security, privacy, fair lending and anti-discrimination, fair sales/marketing practices, transparency, credit bureau reporting, anti-money laundering and sanctions screening, commercial lending, licensing and interest rates, among other things. Because our subsidiaries are not banks and are engaged in commercial lending, they are not subject to certain of the laws and rules that only apply to banks and that has federal preemption over certain state laws and regulations.

State Interest Rate Regulations

Although the federal government does not regulate the maximum interest rates that may be charged on commercial loan transactions, many states have enacted laws specifying the maximum legal interest rate at which loans can be made in their state. The loan agreements relating to loans that the subsidiary Companies will originate are by their terms governed by Georgia law. Georgia does not have rate limitations on commercial loans of $100,000 or more or licensing requirements for commercial lenders making such loans. Our underwriting team and senior members of our credit risk team are headquartered in Boca Raton, Florida.

Intellectual Property

The Company intends to hold two registered trademarks, Worthy™, and I am Worthy™.

4

Going Concern

The Company is dependent upon proceeds from sales of Common Shares for working capital and has incurred operating losses since inception. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $462,000 and had cash used in operations of approximately $458,000 for the six months ended December 31, 2025. The net losses incurred from inception have resulted in a shareholders’ equity and accumulated deficit of approximately $1,569,000 and $1,052,000 at six months ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2023, the Company began to incur operating expenses, however, the Company had filed a Form 1-A Regulation A Offering Statement which allows the Company to raise funds which was approved in February 2026.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in enough additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Throughout the next 12 months, the Company intends to fund its operations with funding from sales of Common Shares, including the net proceeds of the Offering and net profits generated from our subsidiaries’ loan portfolio. If the Company cannot raise any additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the Company’s planned development, which could harm its business, financial condition and operating results. The balance sheet does not include any adjustment that may result from these uncertainties.

Results of Operations

Six months ended December 31, 2025

Operating Revenue

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six months ended December 31, 2025 and December 31, 2024 were $11,970, and $0. The increase of $11,970 was the direct result of the increased amount of bonds outstanding during the six months ended December 31, 2025 as compared to the six months ended December 31, 2024.

Operating Expenses

Our operating expenses for the six months ended December 31, 2025 is $496,781 as compared to $98,158 for the six months ended December 31, 2024, an increase of $398,623 during 2025.

This net increase is primarily attributable to the following; approximately $247,000 increase in compensation and related expenses, approximately $113,000 increase in general and administrative expenses and approximately $39,000 in sales and marketing expenses. The increases noted above are due to the Company now selling Worthy Bonds for fiscal 2025.

Other Income (Expenses)

Realized and Unrealized gains (losses) on investments, net

For the six months ended December 31, 2025 and December 31, 2024, our unrealized losses on marketable securities net of gains were $27,912 and $0, respectively; our interest and dividends on investments were $24,898 and $0. This was primarily due to general market conditions.

Interest and Dividends on Investments

Interest and Dividends on Investments for the six months ended December 31, 2025 is $24,898 as compared to $0 for the six months ended December 31, 2024, a $24,898 increase.

As a result of the foregoing, our net loss was $461,765 and $98,158 for the six months ended December 31, 2025, and December 31, 2024. Until such time as we begin generating sufficient revenues, if ever, we expect to continue to report net losses.

Liquidity and capital resources

General

At December 31, 2025, we had total shareholders’ equity of approximately $1,569,000; cash on hand of approximately $769,00; and total liabilities exceeded total assets by approximately $1,569,000, respectively.

To date, the working capital deficit has been funded by capital infusions to the Company through funds raised in equity and debt financings.

We plan to finance our operations going forward through interest earned on bonds and the sale of preferred stock. In addition, we anticipate generating revenue directly from online educational programs to be introduced through our Education Division and marketing products and services of other providers and brands to the community of Worthy users. We also anticipate the receipt of equity capital from the proceeds of the Companies Regulation A Offering. We do not have any external sources of capital.

We do not have any commitments for capital expenditures.

5

Summary of cash flows

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
Net cash (used) in provided by operating activities	$(458,120)	$(104,973)
Net cash (used) in provided by investing activities	$(1,931,288)	$-
Net cash (used) in provided by financing activities	$2,452,238	$49,900

For the six months ended December 31, 2025, net cash used in operating activities was $458,120. This starts with the net loss of $461,765, which included $21,306 of accounts payable and offset primarily by $12,981 of accrued expenses and $11,970 of accrued interest add back. Net cash used in investing activities in the six months ended December 31, 2025, represents the purchase of investment securities. Net cash provided by financing activities in the six months ended December 31, 2025, consists primarily of capital contribution from non-controlling interests and proceeds from bonds.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this semi-annual report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include, but are not limited to, estimates of the valuation allowance on the deferred tax asset.

Allocation of expenses Incurred by Related Party on Behalf of the Company

Costs incurred by our related party will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities for the six months ended December 31, 2025.

6

Operations – Management Services Agreement with Worthy Wealth Management

We intend to enter into a Management Services Agreement (the “Management Services Agreement”) with Worthy Wealth Management, Inc., (“WWM”) an affiliate. The purpose of this operational structure is to undertake a cost-sharing effort to more efficiently utilize personnel throughout the Company and its subsidiaries. As a result, our executive officers and the other personnel which provide services to us will all be employed by WWM.

The terms of the Management Services Agreement will provide for WWM to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to WWM.

The terms of the Management Services Agreement will provide that the Company agrees to reimburse WWM for the costs incurred by WWM in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse WWM under the Management Services Agreement. The reimbursement amounts payable to WWM by the Company will accrue until the Company can make reimbursement payments to WWM from the proceeds of the offering allocated to working capital and distributions, which reimbursement payments will be made in advance on a monthly basis.

The reimbursement amount under the Management Services Agreement, will be equal to the costs incurred by WWM in paying for the staff and office expenses under the Management Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by WWM based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. We have not yet determined the amount of this monthly reimbursement amount as it will be based on the costs incurred by WWM in paying for the staff and office expenses for the Company under the Management Services Agreement and as WWM has not yet determined salary payment amounts or the benefits it’ll provide to our executive officers and the other personnel employed by WWM.

There will be no fees under the Management Services Agreement.

The initial term of the Management Services Agreement will be three years and will automatically renew for successive one year terms. The Management Services Agreement will be terminable at any time upon 30 days’ prior written notice from one party to the other.

Item 2. Other Information.

None.

7

Item 3. Financial Statements.

Worthy Wealth, Inc.

F-1

Worthy Wealth, Inc.

Consoldiated Balance Sheets

	As of
	December 31, 2025	June 30, 2025
ASSETS

Assets
Cash	$769,343	$706,513
Investments	2,024,009	89,689
TOTAL ASSETS	$2,793,352	$796,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Bond liabilities, net	$804,120	-
Due to related party	292,841	15,434
Accounts payable	65,593	86,899
Accrued expenses	49,720	5,961
Accrued interest	11,970	-
Total Liabilities	1,224,244	108,294

Commitments and Contingencies (Note 8)

Shareholders’ Equity
Common Stock, par value $0.0001, 10,000,000 shares authorized, and 3,170,210 and 3,151,260 shares issued and outstanding at December 31, 2025 and June 30, 2025, respectively	317	315
Preferred stock, par value $0.001, 7,500,000 shares authorized and 0 shares issued and outstanding as of December 31, 2025 and June 30, 2025	-	-
Accumulated other comprehensive income	3,328	296
Additional Paid-In Capital	885,024	723,625
Accumulated Deficit	(1,052,610)	(590,845)
Equity attributable to Worthy Wealth shareholders	(163,941)	133,391
Equity attributable to non controlling interest	1,733,049	554,517
Total Shareholders’ Equity	1,569,108	687,908

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,793,352	$796,202

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-2

Worthy Wealth, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Six months ended December 31, 2025	Six months ended December 31, 2024

Operating Revenue	$-	$-

Cost of Revenue	-	-
Interest expense on bonds	11,970	-

Total cost of revenue	11,970	-

Gross loss	(11,970)	-

Operating Expenses
General and administrative expenses	210,592	98,008
Compensation and related expenses	247,425	-
Sales and marketing expenses	38,764	150

Total operating expenses	496,781	98,158

Loss from operations	(508,751)	(98,158)

Other Income (Expense)
Other income	50,000	-
Interest and dividends on investments	24,898	-
Unrealized losses on investments, net	(27,912)	-

Total other income (expense)	46,986	-

Net Loss attributable to non controlling interest	-	-
Net Loss attributable to Worthy Wealth, Inc.	$-	$-

Net Loss	$(461,765)	$(98,158)

Other comprehensive income:
Unrealized gains on available for sale debt securities	3,032	$-
Comprehensive loss	$(458,733)	$(98,158)

Net loss per common share - basic and diluted	$(0.15)	$(0.03)
Weighted average number of shares outstanding - basic and diluted	3,127,401	3,111,500

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

Worthy Wealth, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended December 31, 2025 and Year Ended June 30, 2025

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Non Controlling Interest	Total

Balance at June 30, 2024	3,111,500	$311	$261,249	$-	$(203,909)	$-	$57,651

Unrealized gain (loss) on available for sale debt securities	-	-	-	296	-	-	296

Common shares issued for cash	39,760	4	347,596	-	-	-	347,600

Capital contribution from non-controlling interests	-	-	-	-	-	556,770	556,770

Dividends payable - non-controlling interests	-	-	-	-	-	(2,253)	(2,253)

Vesting of stock options	-	-	114,780	-	-	-	114,780

Net loss	-	-	-	-	(386,936)	-	(386,936)

Balance at June 30, 2025	3,151,260	$315	$723,625	$296	$(590,845)	$554,517	$687,908

Unrealized gain (loss) on available for sale debt securities	-	-	-	3,032	-	-	3,032

Common shares issued for cash	18,950	2	161,399	-	-	-	161,401

Capital contribution from non-controlling interests	-	-	-	-	-	1,209,310	1,209,310

Dividends payable - non-controlling interests	-	-	-	-	-	(30,778)	(30,778)

Net loss	-	-	-	-	(461,765)	-	(461,765)

Balance at December 31, 2025	3,170,210	$317	$885,024	$3,328	$(1,052,610)	$1,733,049	$1,569,108

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-4

Worthy Wealth, Inc.

Consolidated Statements of Cash Flows

	Six months ended December 31, 2025	Six months ended December 31, 2024

Cash flows from operating activities:
Net loss	$(461,765)	$(98,158)
Adjustments to reconcile net loss to cash used in operating activities:
Changes in working capital items:
Accrued interest	11,970	-
Accounts payable	(21,306)	(6,815)
Accrued expenses	12,981	-
Income tax payable	-	-

Cash used in operating activities	(458,120)	(104,973)

Cash flows from investing activities:
Purchase of Treasury bills	(1,931,288)	-

Cash used in investing activities	(1,931,288)	-

Cash flows from financing activities:
Capital contribution from non-controlling interests	1,209,310	-
Proceeds from bonds	804,120	-
Common shares issued for cash	161,401	49,900
Due to related party	277,407	-

Cash provided by financing activities	2,452,238	49,900

Net change in cash	62,830	(55,073)

Cash at beginning of period	706,513	90,023

Cash at end of period	$769,343	$34,950

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information

Dividends payable of non-controlling interests	$30,778	$-

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-5

WORTHY WEALTH, INC.

Notes to Unaudited Financial Statements

Six months ended December 31, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Wealth, Inc., a Georgia corporation, (the “Company,” “WWI”, “we,” or “us”) was founded in July of 2023. This early-stage company will, through wholly owned subsidiaries to be acquired or organized, primarily make real estate loans secured by mortgages or acquire equity interests in real estate. The Company has acquired the rights to a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Wealth Housing Bonds. The “users” may also use additional funds to purchase Worthy Wealth Housing Bonds. WWI will own or have rights to the technology on the website. This technology is defined as the “Worthy Technology Platform.”

Worthy Wealth Realty, Inc., a Georgia corporation (“WWR”) and wholly owned subsidiary of the Company was founded in March of 2024. This early-stage company will primarily make real estate loans secured by mortgages or acquire equity interests in residential related real estate. We will offer our Worthy Wealth Housing Bonds in $10.00 increments on a continuous basis directly through the Worthy Wealth website via computer or the Worthy App, to fund our loans.

Worthy Wealth Senior Living, Inc., a Georgia corporation (“WWSL”) and wholly owned subsidiary of the Company was founded in December of 2024. This early-stage company will primarily invest in, purchase and resell senior living facilities.

Worthy Wealth Management, Inc., a Georgia corporation (“WWM”) and a wholly owned subsidiary was founded on February 7, 2025. We intend to enter into a Management Services Agreement (the “Management Services Agreement”) with Worthy Wealth Management, Inc.

Worthy Wealth Media, Inc., a Georgia corporation (“WWMedia”) and wholly owned subsidiary of the Company was founded in October of 2025. This early-stage company will primarily finance independent motion pictures and other media secured by distribution agreements, distribution accounts receivable, and completion bonds.

The Company’s year-end is June 30.

NOTE 2. GOING CONCERN

The Company is dependent upon proceeds from sales of Common Shares for working capital, and has incurred operating losses since inception. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $462,000 and had cash used in operations of approximately $458,000 for the six months ended December 31, 2025. The net losses incurred from inception have resulted in a shareholders’ equity and accumulated deficit of approximately $1,569,000 and $1,052,000 at six months ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2023, the Company began to incur operating expenses, however, the Company had filed a Form 1-A Regulation A Offering Statement which allows the Company to raise funds which was approved in February 2026.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the offering will result in enough additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiaries, Worthy Wealth Management, Inc., Worthy Wealth Realty, Inc., Worthy Wealth Senior Living, Inc., and Worthy Wealth Media, Inc.

All intercompany accounts and transactions have been eliminated in consolidation.

The Company consolidates entities in which it has a controlling financial interest, which generally exists when the Company owns, directly or indirectly, more than 50% of the voting interests or otherwise has the power to direct the activities that most significantly affect the entity’s economic performance.

Noncontrolling interests represent equity interests in consolidated subsidiaries that are not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented separately within the equity section of the consolidated balance sheets, and the portion of net income or loss attributable to noncontrolling interests is presented separately in the consolidated statements of operations, which is $0 for both periods presented since the non-controlling percentage does not represent a voting interest in WWSL. Thus, no portion of their net income or loss needs to be allocated to non-controlling interest. Refer to Note 8, for additional information.

The Company’s wholly owned subsidiary, Worth Wealth Senior Living, Inc. issued Series A Preferred Stock with a $0.001 par value and $10.00 stated value per share. These shares represent a noncontrolling interest in the consolidated financial statements.

Changes in the Company’s ownership interests in consolidated subsidiaries that do not result in a loss of control are accounted for as equity transactions. When the Company ceases to have a controlling interest in a subsidiary, the related assets, liabilities, and noncontrolling interests are deconsolidated, and any retained interest is remeasured to fair value, with any resulting gain or loss recognized in earnings.

F-6

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, estimates of the valuation allowance on deferred tax assets, valuation of share-based payments, valuation of investments held and due to related parties.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

The Company is subject to potential concentrations of credit risk in its cash accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) are insured up to a maximum of $250,000 at December 31, 2025, and June 30, 2025. The Company places its cash with high quality financial institutions. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. As of December 31, 2025, and June 30, 2025, the Company is in excess of FDIC insurance limits by $306,770 and $0, respectively. As of December 31, 2025, and June 30, 2025, the Company is not in excess of SIPC limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, due to related parties, accounts payable, accrued expenses, accrued interest payable and bond liabilities. The carrying amount of these financial instruments approximates fair value due to the short-term maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price), we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

F-7

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair value measurements at the end of the reporting period using

	December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities
Treasury bills	$1,538,367	$1,538,367	$-	$-
Certificates of deposit	261,179	-	261,179	-
US Government bonds	160,463	160,463
Mutual funds	64,000	64,000	-	-
Total available for sale securities	2,024,009	1,762,830	261,179	-

Total recurring fair value measurements	$2,024,009	$1,762,830	$261,179	$-

	June 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$89,689	$89,689	$-	$-
Total available for sale securities	89,689	89,689	-	-

Total recurring fair value measurements	$89,689	$89,689	$-	$-

F-8

Investments

The Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Investments consist of various debt and equity investments, although only treasury bills at December 31, 2025 and June 30, 2025. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies debt instruments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost if (i) the Company has the intent and ability to hold the investments for a period of at least one year and (ii) the contractual maturity date of the investments is greater than one year. Debt securities available for sale are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unrealized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statements of operations and comprehensive loss on a specific-identification basis.

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations and comprehensive loss if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned. For term loans, we will recognize interest income.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statements of operations and comprehensive loss.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the consolidated financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to it’s financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the consolidated financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

F-9

The Company’s tax returns for the fiscal years 2024 through 2025 remain subject to potential examination by taxing authorities.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net, income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity for six months ended December 31, 2025, and year ended June 30, 2025. The preferred shares are not dilutive as they are not convertible into common shares and are non-voting.

Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with ASC 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, restricted stock awards, and employee stock purchases based on estimated fair values.

ASC 718-10 is intended to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees (for example, service providers, external legal counsel, suppliers, etc.). The ASU expands the scope of Topic 718, Compensation-Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to non-employees for goods and services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned.

Determining Fair Value Under ASC 718-10

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company’s determination of fair value using an option-pricing model is affected by the stock price as well as assumptions regarding the number of highly subjective variables.

Allocation of expenses Incurred by Related Party on Behalf of the Company

Costs incurred by our related parties will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the statements of operations and comprehensive loss include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

F-10

Segment reporting policy

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the semiannual period ended December 31, 2025.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheets which consist of securities held at fair value. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost. The Company typically invests in government bonds, asset backed securities, and U.S. treasury securities.

The following is a summary of the investments as of December 31, 2025:

	Cost	Unrealized Gain (Loss)	Accumulated impairment	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury bills	1,536,920	1,447	-	1,538,367	76.01%
Certificates of deposit	261,116	63	-	261,179	12.90%
US Government bonds	160,692	(229)	-	160,463	7.93%
Mutual funds	64,000	-	-	64,000	3.16%

Total Investments	$2,022,728	$1,281	$-	$2,024,009	100.00%

The following is a summary of the investments as of June 30, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	89,393	296	89,689	100%

Total Investments	$89,393	$296	$89,689	100%

NOTE 6. BOND LIABILITIES

In September of 2025 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $75,000,000, $10.00, 9% Bonds for the first 36 months, and thereafter at 10% APY.

During the six months ended December 31, 2025, and year ended June 30, 2025, the Company sold Worthy Housing Bonds. The Bonds accrue interest at 9% for the first 36 months and 10% thereafter, and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has $11,970 and $0 of accrued interest related to these outstanding bonds at December 31, 2025 and June 30, 2025, respectively. The Bond liabilities balance at December 31, 2025 and year ended June 30, 2025 were $804,120 and $0, respectively. The interest expense on bond liabilities during the six months ended December 31, 2025 and year ended June 30, 2025 were $11,970 and $0.

A summary of the Company’s bond liabilities activity for the six months ended December 31, 2025, is as follows:

Worthy Wealth Realty

Outstanding at June 30, 2025	$-
Bond issuances	$804,120
Bond redemptions	$-

Outstanding at December 31, 2025	$804,120
Interest expense on bonds	$11,970

F-11

NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 8. EQUITY

The Company has authorized 10,000,000 shares of common stock. On July 11, 2023, the Company was founded with the sale of 3,000,000 shares of our $0.0001 per share par value common stock for $300, to our officers and directors. The Company also sold 170,210 common stock for cash for $2.00 per share to our officers and $10.00 per share to other investors between August 31, 2023 and December 31, 2025.

Noncontrolling Interest

As of December 31, 2025, Worthy Wealth Senior Living, Inc. (“Worthy Wealth”), a wholly-owned subsidiary of the Company, issued 176,608 shares of Series A Preferred Stock (the “Preferred Stock”) to third-party investors in exchange for $1,766,080. The Preferred Stock has a par value of $0.001 per share and a stated value of $10 per share.

The Preferred Stock is perpetual in nature and will remain outstanding indefinitely unless a redemption event is triggered by a sale of real estate. Upon the sale of a real estate investment, Worthy Wealth is required to redeem a pro rata portion of the Preferred Stock. In connection with such redemption, holders are entitled to receive (i) their stated value, (ii) any accrued but unpaid dividends, and (iii) 60% of the profit realized on the sale of the real estate investment.

Dividends on the Preferred Stock accrue at a rate of 5% per annum for the first three years from issuance, and 7% per annum thereafter. Dividends are payable annually.

The initial Dividend shall be payable on the one-year anniversary date of the Initial Issuance Date, and thereafter quarterly, in arrears. As of December 31, 2025, dividends in the amount of $33,031 were in arrears and unpaid.

The Preferred Stock is not convertible into any other class of equity securities and carries no voting rights.

Although the Series A preferred stock is redeemable, it is contingent upon an uncertain future event that is within the control of the Company. Accordingly, it has been presented as permanent equity in the Company’s balance sheet as of December 31, 2025.

Stock Options

The 2024 Key Employee and Advisor Stock Option Plan allows for a maximum of 1,000,000 of shares of stock to be issued, subject to adjustment as set forth in the plan of a cumulative increase each January 1st through January 1, 2028 by a number of shares equal to the smaller of 3% of the number of shares issued and outstanding on the preceding December 31st, or an amount determined by the Board. As of December 31, 2025, 880,000 shares of our common stock remain available for future stock option grants.

NOTE 9. OTHER INCOME

In December 2025, the Company also received a contribution of $50,000 from a third party to assist the Company in funding its pre-operational organization expenses. This contribution, from a non-equity owner, was not to be paid back and was not for future services and therefore was recorded as other income.

NOTE 10. RELATED PARTIES

Due to related parties at December 31, 2025, $298,204, includes a payable of $267,741 owed to a related party - Worthy Management, Inc and $25,000 were payable to investors and the remaining to WWM.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated these consolidated financial statements for subsequent events through March 30, 2026. Management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-12

Item 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
1.1*	Broker-Dealer Agreement with Texture Capital, Inc.
1.2*	Form of FinTech License Agreement
1.3*	Transfer Agent Agreement
1.7*	Management Services Agreement
2.1*	Articles of Incorporation
2.2*	Certificate of Amendment to Articles of Incorporation
2.3*	Amended and Restated Bylaws
4.1*	Form of Subscription Agreement

* Previously Filed

** Filed herewith.

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this semi-annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Alpharetta, Georgia, on March 30, 2026.

Worthy Wealth, Inc.

March 30, 2026	By:	/s/ Sally Outlaw
Sally Outlaw, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Sally Outlaw	Chief Executive Officer, President and Director	March 30, 2026
Sally Outlaw

/s/ Alan Jacobs	Treasurer (Chief Financial Officer), Secretary and Director	March 30, 2026
Alan Jacobs

9